

**CROWDFUNDING OFFERING
STATEMENT**

April 2017



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RED DIAMOND YOGA 3500, LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Red Diamond Yoga 3500, LLC, a California limited liability company (**"Red Diamond Yoga"** or the "**Issuer**"). The Securities will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $60,000 and maximum of $80,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

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I.   SUMMARY OF OFFERING

SUMMARY OF TERMS

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the Note Purchase Agreement ("NPA").

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. Each NPA is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. By investing in the Securities, **investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence following the first full month after Closing.

Issuer	
Offering Amount	Minimum of $60,000 and maximum of $80,000
Offering Period	Until 11:59 PM of May 12, 2017
Minimum Investment	$100
Closing and Escrow Process	48 hours before the end of the Offering Period, investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal. If the Offering Amount is not raised by the end of the Offering Period, all committed funds will be returned to the investors.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure.
	NextSeed will notify investors if the target Offering Amount has been met.
	If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period, the funds will be released to the Issuer upon the Closing and the investor will receive Securities in exchange for his or her investment.
	If there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her

	investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Interest Rate	13.5% per annum, accrued monthly
Term	48 months
Payment	The Issuer will make monthly payments of principal and interest during the term.
Maturity	At the end of the term, the Issuer is required to pay the outstanding principal and accrued and unpaid interest.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	**GoldStar Trust Company, a trust only branch of Happy State Bank.**
NextSeed Fee	There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs.
Security Interest	The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes.

[1] The term "accred ted nvestor" means any person who comes w th n any of the categor es set forth n Ru e 501(a) of Regu at on D, or who the se er reasonab y be eves comes w th n any of such categor es, at the t me of the sa e of the secur t es to that person

The term "member of the fam y of the purchaser or the equ va ent" nc udes a ch d, stepch d, grandch d, parent, stepparent, grandparent, spouse or spousa equ va ent, s b ng, mother n aw, father n aw, son n aw, daughter n aw, brother n aw, or s ster n aw of the purchaser, and nc udes adopt ve re at onsh ps The term "spousa equ va ent" means a cohab tant occupy ng a re at onsh p genera y equ va ent to that of a spouse

Tax Considerations	The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualifed from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

Red Diamond Yoga 3500 LLC which is wholly owned by Utal Yoga Corporation. Sheryl Utal and Arlene Utal are co-owners of Utal Yoga Corporation.

MATERIAL TERMS OF ANY INDEBTEDNESS:

The Issuer has also taken on a few loans to cover the cost of operations, as described below.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Loan from Arlene Utal	$35,000	0%	N/A	This loan is from Arlene Utal, the President of the Issuer, taken out in 2013 to set up the business. The principal is repaid from time to time when profits are available. This loan is an unsecured loan.
Forwardline	$8,825	24%	7/19/2017	This loan has a lien on the Issuer's assets
Accion	$6,307	14%	8/21/2018	This loan is an unsecured loan; it is expected to be paid off with the proceeds of this Offering.
US Bank	$5,691	14%	Revolving	This loan is an unsecured revolving line of credit; it is expected to be paid off with the proceeds of this Offering.
Loan from a private individual	$5,011	6%	4/1/2018	This loan is an unsecured loan from a friend.

nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

III. KEY PERSONS

OFFICERS OF THE ISSUER

Red Diamond Yoga 3500 LLC which is wholly owned by Utal Yoga Corporation. Sheryl Utal and Arlene Utal are co-owners and officers of Utal Yoga Corporation.

Sheryl Utal

Vice President and Secretary of Utal Yoga Corporation, *June 2013 ~ Present*

Before Sheryl discovered yoga she had a successful 15-year career in real estate, private equity and consulting. When she began her journey with yoga it immediately changed her life. A transformation took place and she was empowered to take responsibility for her own health and happiness. Out of her own healing journey grew compassion for others and the desire to share the gifts of yoga. Sheryl truly believes in the power of yoga to heal and live joyfully. She began teaching and founded Red Diamond Yoga to be a place where everyone can heal, practice finding gratitude, self love and their full potential.

Sheryl is also a principal/broker at Sun Salute Properties in the Greater Los Angeles area, representing real estate developers, landowners and investors.

Arlene Utal

President of Utal Yoga Corporation, *June 2013 ~ Present*

Arlene has over 35 years of business experience in real estate development and land use, she has also owned and operated numerous successful businesses throughout her career.   The opportunity to open a yoga studio was born with her daughter Sheryl and together they are compassionate leaders and have a strong desire to offer the highest quality of yoga in Los Angeles.

Together with Sheryl, Arlene is also a principal/broker at Sun Salute Properties in the Greater Los Angeles area, representing real estate developers, landowners and investors.

IV.   USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$60,000	$80,000
Less: Offering Expenses[2]	Up to $6,000	Up to $8,000
Net Proceeds	$54,000	$72,000
Use of Net Proceeds	Proceeds will be used for: - Website redesign and optimization - Online Marketing budget for social media, google and other internet ads - Space reconfiguration - Working capital - Debt consolidation	Additional proceeds will be used as working capital.

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[2] NextSeed charges 10% of the total offering amount as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the issuer

V. FINANCIAL STATEMENTS

FINANCIAL STATEMENTS FOR 2015, 2016 (UNAUDITED)

The Issuer has been formed in 2014 and operating a yoga studio since then. Please see the Appendix A for unaudited year-end financial statements for 2015 and 2016.

PRO FORMA FINANCIAL STATEMENT

To illustrate the earning potential of Red Diamond Yoga, the Issuer is providing a summary of its 5-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on the four year historical track record of the business, as well as the extensive working knowledge of the officers through operating other businesses in Los Angeles, CA and around the country.

	6/1/17 - 12/31/17 projection	2018 projection	2019 projection	2020 projection	2021 projection
Income					
Refunds-Allowances					
Rental Fees	$ 2,402	$ 4,452	$ 5,343	$ 5,610	$ 5,778
Retail Sales	$ 11,385	$ 18,463	$ 22,155	$ 23,263	$ 23,961
Sales of Snack/Drink Income	$ 4,400	$ 8,154	$ 9,784	$ 10,274	$ 10,582
Service/Fee Income	$ 540	$ 953	$ 981	$ 1,011	$ 1,041
Total Student Income	$ 376,888	$ 689,007	$ 812,472	849,655	$ 873,160
Studio Rental	$ 770	$ 1,386	$ 1,455	$ 1,528	$ 1,574
Total Teacher Training	$ 18,856	$ 62,956	$ 63,010	$ 63,066	$ 63,123
Total Income	**$ 415,240**	**$ 785,371**	**$ 915,201**	**$ 954,406**	**$ 979,219**
Cost of Goods Sold					
Cost of Goods Sold	$ 12,588	$ 22,012	$ 22,452	$ 22,901	$ 23,359
Teacher Training	$ 12,776	$ 43,804	$ 43,804	$ 43,804	$ 43,804
Total Cost of Goods Sold	**$ 25,365**	**$ 65,816**	**$ 66,256**	**$ 66,705**	**$ 67,163**
Snacks	$ 2,243	$ 3,960	$ 4,079	$ 4,202	$ 4,328
Teachers	$ 81,080	$ 143,165	$ 147,460	$ 151,884	$ 156,440
Total Cost of Goods Sold	**$ 108,688**	**$ 212,941**	**$ 217,795**	**$ 222,790**	**$ 227,931**
Gross Profit	**$ 306,553**	**$ 572,430**	**$ 697,406**	**$ 731,616**	**$ 751,289**
Expenses					
Advertising	$ 10,048	$ 42,000	$ 44,000	$ 42,000	$ 42,000
Auto Expense	$ 8,731	$ 14,967	$ 14,967	$ 14,967	$ 14,967
Bank Charges	$ 288	$ 493	$ 493	$ 493	$ 493
Car Registration	$ 424	$ 727	$ 727	$ 727	$ 727
Travel	$ 792	$ 1,358	$ 1,358	$ 1,358	$ 1,358
Consulting Fee	$ 6,402	$ 0	$ 0	$ 0	$ 0
Dues & Subscriptions	$ 15	$ 25	$ 25	$ 25	$ 25
Independent Labor	$ 4,159	$ 7,129	$ 7,129	$ 7,129	$ 7,129
Commissions and Fees	$ 23	$ 40	$ 40	$ 40	$ 40
Total Insurance	$ 3,891	$ 6,870	$ 7,076	$ 7,288	$ 7,507
Interest	$ 1,292	$ 0	$ 0	$ 0	$ 0
Legal & Professional Fees	$ 963	$ 1,650	$ 1,650	$ 1,650	$ 1,650
Meals and Entertainment	$ 2,983	$ 5,267	$ 5,425	$ 5,588	$ 5,756
Repairs and Maintenance	$ 590	$ 1,011	$ 1,011	$ 1,011	$ 1,011
Merchant Service Fee	$ 9,900	$ 18,921	$ 22,367	$ 23,403	$ 24,056
Total Office Expenses	$ 10,366	$ 18,154	$ 18,549	$ 18,955	$ 19,374
Total Office Supplies	$ 537	$ 949	$ 977	$ 1,006	$ 1,037
Total Overland Avenue	$ 52,500	$ 90,000	$ 92,700	$ 92,700	$ 95,481
Total Payroll Expenses	$ 112,644	$ 198,897	$ 204,864	$ 211,010	$ 217,340
Promotional	$ 2,576	$ 4,548	$ 4,685	$ 4,825	$ 4,970
Sales Tax	$ 700	$ 1,236	$ 1,273	$ 1,311	$ 1,351
Total Taxes & Licenses	$ 4,195	$ 7,256	$ 7,323	$ 7,391	$ 7,462
Total Utilities	$ 10,443	$ 17,903	$ 17,903	$ 17,903	$ 17,903
Total Expenses	**$ 244,462**	**$ 439,402**	**$ 454,543**	**$ 460,782**	**$ 471,636**
Net Operating Income	**$ 62,091**	**$ 133,028**	**$ 242,864**	**$ 270,834**	**$ 279,652**
NextSeed Term Loan Repayment (1)	$15,162.74	$25,993.27	$25,993.27	$25,993.27	$10,830.53

(1) Assumes a nextseed offer ng of $80,000 f the f na offer ng s ze s ess than $80,000, the tota payments are expected to be ower

VI.   RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks

The Issuer's success depends on its brand perception, in part, upon the popularity of its studio and the customer's experience because of the quality of the service. The Issuer intends to reinforce and extend positive brand perception, through investment in targeted marketing and offline experiences that the Issuer has carefully cultivated in the past four years. Any shortcomings in the Issuer's brand building initiatives or business incidents that diminish customer perceptions of the Issuer's brand could negatively impact revenues. If the Issuer overestimates the demand for its business or underestimates the popularity of its competition**,** the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing consumer preferences. Any failure by the Issuer to anticipate and respond to changing customer preferences could make the Issuer's business less appealing and adversely affect business.

Reputational Risks

Adverse publicity concerning the fitness industry, yoga and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Competition Risks

The market for yoga studios is competitive and the Issuer may need to compete with other established competitors such as: other yoga oriented competitors, general health and fitness clubs, private studios, amenity and condominium clubs and, to a certain extent, the home-use fitness equipment/software industry that offer or make available yoga alternatives. The Issuer competes with these other businesses on the basis of quality and price of services offered, atmosphere, location and overall customer experience. The entrance of new competitors into the Issuer's markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. The number of competitor studios and other venues such as fitness clubs that offer lower pricing for yoga or similar experience and a lower level of service continues to grow in the Issuer's market. These studios and other venues have attracted, and may continue to attract, customers away from the Issuer. In addition, large competitors could enter the Issuer's markets to open a chain of studios through one or a series of acquisitions. Yoga studios typically present a low barrier to entry business model. Any inability to compete successfully with competitors, shifts in consumer preferences away from the fitness industry or yoga or the Issuer's inability to develop new products or services that appeal to consumers may negatively affect revenues.

Management Risks

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the Issuer's ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of the Issuer's leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees, including yoga instructors. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on the revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of the fitness industry and yoga. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

Supply and Delivery Cost Risks

Equipment and certain products and services used by the Issuer, including the exercise equipment and point-of-sale software and hardware, are sourced from third-party suppliers. Although the Issuer believes that adequate substitutes are currently available, the Issuer depends on these third-party suppliers to operate the business efficiently and consistently meet business requirements. Supplies and prices of the various equipment and products used by the Issuer can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation.

Operational Risks

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

Real Estate Risks

The Issuer is leasing the business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the business may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close or move the location.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure you that any development project will in fact be developed, and, if developed,

Legal Risks

Businesses in the Issuer's industry can be adversely affected by litigation and complaints from customers or government authorities resulting from health claims, allergens, illness, injury or other health concerns or other various operating issues stemming from the studios. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments and financial loss.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to zoning and building codes, land use and employee, health, sanitation and safety matters. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. It is difficult to predict the future development of such laws or regulations, and compliance with existing regulations and any changes in such regulations can become costly and affect the Issuer's operating results.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. Neither the Issuer nor NextSeed guarantees loan payment or investor returns.

Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

VII.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

AFFILIATED PARTY TRANSACTIONS

Other than the loan from Arlene Utal described in Section II   Description of Business Capitalization, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

CERTAIN TAX CONSIDERATIONS

The Issuer intends to treat the Securities as **[contingent]** debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered **[contingent]** debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

OTHER MATTERS

NextSeed Assessment

Every offering on the Portal undergoes a standardized risk assessment by NextSeed that is applied on all businesses listing on NextSeed. The risk assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance**   comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms**   analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information**   credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability**   the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk**   overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investors should consider their own financial advisors for risk assessment and projected investment returns.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the issuer's website at: reddiamondyoga.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS

Red Diamond Yoga 3500 LLC

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bus Fundamentals Checking (1984)	3,013.02
Business Invtmt Acct (0814)	0.00
Open Investment Acct	0.00
Petty Cash	200.00
Total Bank Accounts	**$3,213.02**
Other Current Assets	
Repayment	
Clothing purchase	0.00
Total Repayment	**0.00**
Utal Yoga Loan Receivable	4,100.00
Total Other Current Assets	**$4,100.00**
Total Current Assets	**$7,313.02**
Fixed Assets	
Accumulated Depreciation	-43,248.00
Furniture and Equipment	30,173.78
Tenant Improvements	49,659.58
Total Fixed Assets	**$36,585.36**
Other Assets	
Security Deposit	12,180.00
Total Other Assets	**$12,180.00**
TOTAL ASSETS	**$56,078.38**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Sears MasterCard	0.00
US Bank Credit Card	4,507.35
Total Credit Cards	**$4,507.35**
Other Current Liabilities	
Arlene's Loan	40,364.41
Christine Loan	4,278.00
Direct Deposit Payable	0.00
Loan from Accion	7,425.15
Loan from Forwardline	15,901.73
Payroll Liabilities	
CA PIT / SDI	135.03
CA SUI / ETT	29.26
Federal Taxes (941/944)	4,027.55
Federal Unemployment (940)	264.97

	TOTAL
Total Payroll Liabilities	4,456.81
Total Other Current Liabilities	$72,426.10
Total Current Liabilities	$76,933.45
Long-Term Liabilities	
Loan from Folb Partnership	16,282.00
Total Long-Term Liabilities	$16,282.00
Total Liabilities	$93,215.45
Equity	
Owner Draw Arlene	0.00
Owner Draw Sheryl	0.00
Retained Earnings	-47,346.90
Net Income	10,209.83
Total Equity	$ -37,137.07
TOTAL LIABILITIES AND EQUITY	$56,078.38

Red Diamond Yoga 3500 LLC

PROFIT AND LOSS

January - December 2016

	TOTAL
INCOME	
Rental Fees	3,373.00
Retail Sales	15,985.16
Sales of Snack/Drink Income	6,176.87
Services	925.00
Student Income	466,925.07
ClassPass	62,975.60
Groupon	3,322.77
Zenrez	953.61
Total Student Income	**534,177.05**
Studio Rental	1,100.00
Teacher Training	
Shana Meyerson	30,580.00
Total Teacher Training	**30,580.00**
Teacher Training Layna	1,744.00
Unapplied Cash Payment Income	0.00
Uncategorized Income	0.00
Total Income	**$594,061.08**
COST OF GOODS SOLD	
Cost of Goods Sold	21,350.46
Supplies & Materials - COGS	-111.08
Teacher Training	21,901.57
Total Cost of Goods Sold	**43,140.95**
Snacks	3,774.83
Teachers	138,994.82
Total Cost of Goods Sold	**$185,910.60**
GROSS PROFIT	**$408,150.48**
EXPENSES	
Advertising	4,237.37
Auto Expense	14,986.68
Registration	1,127.00
Total Auto Expense	**16,113.68**
Bank Charges	493.00
Commissions & fees	40.28
Dues & Subscriptions	25.00
Independent Labor	7,128.77
Insurance	
Auto	2,149.88
Health	795.61
Liability	3,320.47
workmen's comp	911.60
Total Insurance	**7,177.56**
Interest	15,246.54

	TOTAL
Legal & Professional Fees	1,315.00
Meals and Entertainment	6,666.89
Merchant Service Fee	15,130.16
Miscellaneous Labor	229.93
Office Expenses	469.88
Monthly Software charge	4,913.49
Supplies	12,171.37
Total Office Expenses	**17,554.74**
Office Supplies	
Postage	84.15
Stationery & Printing	836.60
Total Office Supplies	**920.75**
Overland Avenue	
Common Area	20,095.67
Rent or Lease	62,210.00
Total Overland Avenue	**82,305.67**
Payroll Expenses	
Taxes	16,215.08
Wages	165,338.55
Total Payroll Expenses	**181,553.63**
Promotional	4,316.69
Repair & Maintenance	1,010.66
Sales Tax	4,068.39
Taxes & Licenses	
LA City Tax 2014	1,070.00
LA City Tax 2015	1,079.07
Real Estate	143.02
Total Taxes & Licenses	**2,292.09**
Travel	104.48
Unapplied Cash Bill Payment Expense	0.00
Utilities	753.29
Alarm	488.25
Cellphone	5,771.81
Electric	8,354.45
Internet/Phone	2,535.16
Total Utilities	**17,902.96**
Total Expenses	**$385,834.24**
NET OPERATING INCOME	**$22,316.24**
OTHER EXPENSES	
Depreciation	6,756.00
Donation	200.00
State income tax	5,150.41
Total Other Expenses	**$12,106.41**
NET OTHER INCOME	**$ -12,106.41**
NET INCOME	**$10,209.83**

Red Diamond Yoga 3500 LLC

BALANCE SHEET

As of December 31, 2015

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bus Fundamentals Checking (1984)	12,047.24
Business Invtmt Acct (0814)	0.00
Open Investment Acct	0.00
Petty Cash	200.00
Total Bank Accounts	**$12,247.24**
Other Current Assets	
Utal Yoga Loan Receivable	400.00
Total Other Current Assets	**$400.00**
Total Current Assets	**$12,647.24**
Fixed Assets	
Accumulated Depreciation	-36,492.00
Furniture and Equipment	30,173.78
Tenant Improvements	49,659.58
Total Fixed Assets	**$43,341.36**
Other Assets	
Security Deposit	12,180.00
Total Other Assets	**$12,180.00**
TOTAL ASSETS	**$68,168.60**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Sears MasterCard	2,645.97
US Bank Credit Card	4,837.12
Total Credit Cards	**$7,483.09**
Other Current Liabilities	
Arlene's Loan	63,864.41
Christine Loan	8,922.00
Direct Deposit Payable	0.00
Loan from Forwardline	15,804.47
Payroll Liabilities	
CA PIT / SDI	2,821.11
CA SUI / ETT	25.79
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	312.63
Total Payroll Liabilities	**3,159.53**
Total Other Current Liabilities	**$91,750.41**
Total Current Liabilities	**$99,233.50**
Long-Term Liabilities	

	TOTAL
Loan from Folb Partnership	16,282.00
Total Long-Term Liabilities	**$16,282.00**
Total Liabilities	**$115,515.50**
Equity	
Owner Draw Arlene	-23,225.00
Owner Draw Sheryl	-23,225.00
Retained Earnings	-82,071.62
Net Income	81,174.72
Total Equity	**$ -47,346.90**
TOTAL LIABILITIES AND EQUITY	**$68,168.60**

Red Diamond Yoga 3500 LLC
PROFIT AND LOSS
January - December 2015

	TOTAL
Income	
Refunds-Allowances	305.00
Rental Fees	3,668.00
Retail Sales	33,955.49
Sales of Snack/Drink Income	11,348.02
Student Income	517,701.66
ClassPass	34,288.00
Groupon	3,420.88
Wildfire	156.00
Zenrez	192.86
Total Student Income	555,759.40
Studio Rental	585.00
Teacher Training	
Liz Arch	11,925.01
Shana Meyerson	16,000.00
Total Teacher Training	27,925.01
Workshops	
Beach Yoga Girl LLC	2,350.00
Talia Peretz	3,272.50
Total Workshops	5,622.50
Total Income	**$639,168.42**
Cost of Goods Sold	
Cost of Goods Sold	24,486.94
Teacher Training	24,818.50
Total Cost of Goods Sold	49,305.44
Snacks	6,563.91
Teachers	130,891.52
Workshop	5,336.35
Beach Yoga Girl LLC	1,645.00
Talia Peretz	2,444.75
Total Workshop	9,426.10
Total Cost of Goods Sold	**$196,186.97**
Gross Profit	**$442,981.45**
Expenses	
Advertising	1,006.28
Auto Expense	14,543.44
Bank Charges	63.00
Car Registration	938.00
Dues & Subscriptions	115.00

Independent Labor	10,194.14
Insurance	
Liability	3,105.64
workmen's comp	515.80
Total Insurance	3,621.44
Interest	6,851.52
Legal & Professional Fees	910.90
Meals and Entertainment	7,609.02
Merchant Service Fee	17,074.93
Office Expenses	264.58
Monthly Software charge	4,214.26
Office Equipment	140.00
Supplies	8,257.62
Total Office Expenses	12,876.46
Office Supplies	
Postage	96.87
Total Office Supplies	96.87
Overland Avenue	
Common Area	25,830.44
Rent or Lease	68,580.00
Total Overland Avenue	94,410.44
Payroll Expenses	
Taxes	14,118.35
Wages	143,699.78
Total Payroll Expenses	157,818.13
Promotional	2,534.17
Sales Tax	2,878.00
Taxes & Licenses	
2015 LLC	3,650.00
Real Estate	146.23
Total Taxes & Licenses	3,796.23
Utal Yoga Loan (deleted)	400.00
Utilities	
Alarm	479.88
Cellphone	5,208.21
Electric	9,868.69
Internet/Phone	2,039.23
Total Utilities	17,596.01
Total Expenses	$355,333.98
Net Operating Income	$87,647.47
Other Expenses	
Depreciation	5,999.00
Donation	40.00
Miscellaneous	0.00
Reconciliation Discrepancies	433.75

Total Other Expenses	$6,472.75
Net Other Income	$ -6,472.75
Net Income	$81,174.72

Friday, Oct 21, 2016 09:26:38 AM PDT GMT-7 - Cash Basis



